THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

[redacted]

09047018

SEC Mail Processing Section
SEP 21 2009
Washington, DC
121

September 11, 2009

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS SECOND QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. Second Quarter Interim Financial Statements
4. Interim MD&A – Second Quarter
5. News Release – Second Quarter

Should you require further information, please feel free to contact me at contact information listed below.

Yours truly,

Natalija Zmavc

Natalija Zmavc
Director, Taxation, Treasury &
Assistant Corporate Secretary

Telephone: (204) 934-1782
Fax: (204) 934-1455
Email Address: nzmavc@northwest.ca

dlw 9/30

**"North West Company Fund – File No. 82-34737-
rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737**

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of North West Company Fund (the "issuer") for the interim period ended July 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

a. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

   i. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

   ii. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on May 1, 2009 and ended on July 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: September 10, 2009

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of North West Company Fund (the "issuer") for the interim period ended July 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   a. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      i. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      ii. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   b. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on May 1, 2009 and ended on July 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: September 10, 2009

"Léo P. Charrière"

Léo P. Charrière
Executive Vice-President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	July 31 2009	July 31 2008	January 31 2009
ASSETS			
Current assets			
Cash	$ **29,545**	$ 21,229	$ 25,730
Accounts receivable	**61,070**	62,251	68,485
Inventories (Notes 2, 3)	**181,548**	174,025	181,780
Prepaid expenses	**8,911**	6,869	5,845
Future income taxes	**4,022**	2,402	3,248
Total Current Assets	**285,096**	266,776	285,088
Property and equipment	**255,109**	220,023	248,856
Other assets	**19,465**	19,753	20,360
Intangible assets	**15,178**	13,610	15,900
Goodwill	**28,251**	24,672	32,372
Future income taxes	**7,103**	2,811	6,597
Total Assets	$ **610,202**	$ 547,645	$ 609,173
LIABILITIES			
Current liabilities			
Bank advances (Note 4)	$ **4,689**	$ 9,484	$ 5,974
Accounts payable and accrued liabilities	**103,138**	92,480	117,451
Income taxes payable	**5,021**	759	2,549
Current portion of long-term debt (Note 5)	**955**	40,961	49,327
Total Current Liabilities	**113,803**	143,684	175,301
Long-term debt (Note 5)	**216,556**	142,095	157,725
Asset retirement obligations	**2,979**	1,572	1,737
Total Liabilities	**333,338**	287,351	334,763
EQUITY			
Capital	**165,133**	165,133	165,133
Unit purchase loan plan (Note 6)	**(9,977)**	(11,519)	(11,296)
Contributed surplus	**1,569**	970	1,569
Retained earnings	**116,129**	103,114	110,475
Accumulated other comprehensive income (Note 7)	**4,010**	2,596	8,529
Total Equity	**276,864**	260,294	274,410
Total Liabilities and Equity	$ **610,202**	$ 547,645	$ 609,173

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**Three Months Ended July 31 2009**	Three Months Ended July 31 2008	**Six Months Ended July 31 2009**	Six Months Ended July 31 2008
SALES	**$ 367,469**	$ 342,358	**$ 713,090**	$ 657,826
Cost of sales, selling and administrative expenses	**(333,151)**	(311,716)	**(651,224)**	(601,262)
Net earnings before amortization, interest and income taxes	**34,318**	30,642	**61,866**	56,564
Amortization	**(8,782)**	(7,729)	**(17,365)**	(15,518)
	25,536	22,913	**44,501**	41,046
Interest	**(1,496)**	(1,977)	**(2,800)**	(4,125)
	24,040	20,936	**41,701**	36,921
Provision for income taxes	**(3,557)**	(2,502)	**(5,085)**	(3,252)
NET EARNINGS FOR THE PERIOD	**$ 20,483**	$ 18,434	**$ 36,616**	$ 33,669
Retained earnings, beginning of period as previously reported	**111,127**	100,161	**110,475**	100,526
Accounting policy changes (Note 2)	**-**	-	**-**	(119)
Retained earnings, as restated	**111,127**	100,161	**110,475**	100,407
Distributions (Note 10)	**(15,481)**	(15,481)	**(30,962)**	(30,962)
RETAINED EARNINGS, END OF PERIOD	**$ 116,129**	$ 103,114	**$ 116,129**	$ 103,114
NET EARNINGS PER UNIT				
Basic	**$ 0.43**	$ 0.39	**$ 0.77**	$ 0.71
Diluted	**$ 0.43**	$ 0.38	**$ 0.76**	$ 0.70
Weighted Average Number of Units Outstanding (000's)				
Basic	**47,798**	47,721	**47,766**	47,715
Diluted	**48,458**	48,427	**48,453**	48,424

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	**Three Months Ended July 31 2009**	Three Months Ended July 31 2008	**Six Months Ended July 31 2009**	Six Months Ended July 31 2008
NET EARNINGS	**$ 20,483**	$ 18,434	**$ 36,616**	$ 33,669
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	**(2,639)**	394	**(4,519)**	582
Other comprehensive income (loss) (Note 7)	**(2,639)**	394	**(4,519)**	582
COMPREHENSIVE INCOME	**$ 17,844**	$ 18,828	**$ 32,097**	$ 34,251

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**Three Months Ended July 31 2009**	Three Months Ended July 31 2008	**Six Months Ended July 31 2009**	Six Months Ended July 31 2008
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 20,483**	$ 18,434	**$ 36,616**	$ 33,669
Non-cash items				
Amortization	**8,782**	7,729	**17,365**	15,518
Future income taxes	**(2,131)**	650	**(1,963)**	156
Amortization of deferred financing costs	**73**	46	**135**	93
(Gain) Loss on disposal of property and equipment	**(20)**	(5)	**(26)**	10
	27,187	26,854	**52,127**	49,446
Change in non-cash working capital	**16,498**	(4,879)	**(7,667)**	(25,407)
Change in other non-cash items	**(415)**	(2,363)	**(45)**	(2,220)
Operating activities	**43,270**	19,612	**44,415**	21,819
Investing Activities				
Business acquisitions (Note 13)	**-**	-	**(12,153)**	(6,190)
Purchase of property and equipment	**(11,845)**	(7,073)	**(22,346)**	(13,768)
Proceeds from disposal of property and equipment	**2**	74	**8**	3,282
Investing activities	**(11,843)**	(6,999)	**(34,491)**	(16,676)
Financing Activities				
Change in bank advances and short-term notes	**(9,790)**	(74)	**(577)**	4,966
Net repayments under unit purchase loan plan	**1,195**	504	**1,319**	823
Increase in long-term debt	**41,473**	20,200	**71,934**	43,525
Repayment of long-term debt	**(44,399)**	(18,092)	**(44,437)**	(18,193)
Distributions (Note 10)	**(15,481)**	(15,481)	**(34,348)**	(36,767)
Financing activities	**(27,002)**	(12,943)	**(6,109)**	(5,646)
NET CHANGE IN CASH	**$ 4,425**	$ (330)	**$ 3,815**	$ (503)
Cash, beginning of period	**25,120**	21,559	**25,730**	21,732
CASH, END OF PERIOD	**$ 29,545**	$ 21,229	**$ 29,545**	$ 21,229
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,144	$ 3,205	**$ 2,756**	$ 4,468
Income taxes	$ 2,759	$ 3,382	**$ 3,723**	$ 4,397

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS ($ IN THOUSANDS)

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2008 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Adopted in 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009, the Company adopted the requirements of EIC Abstract 173 Credit Risk and the Fair Value of Financial Assets and Liabilities. This Abstract requires entities to consider its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this Abstract has had no material impact on the Company's results or financial position.

Adopted in 2008

Goodwill and Intangible Assets

Effective February 1, 2008, the Company adopted the requirements of the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) Section 3064, Goodwill and Intangible Assets. The Company was not required to adopt this new standard until the first quarter commencing February 1, 2009. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

Inventories

Effective February 1, 2008 the Company adopted CICA Section 3031 Inventories. This change in accounting policy was implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. The transitional adjustments resulting from the implementation of Section 3031were recognized in the 2008 opening balance of retained earnings. The Company recorded a decrease in opening inventories of $221, an increase in opening future income tax assets of $102, and a decrease to opening retained earnings of $119.

3. Inventories

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended July 31, 2009 is $260,220 (July 31, 2008 - $242,109) of inventories recognized as an expense. For the six months ended July 31, 2009, $509,010 (six months ended July 31, 2008 - $468,394) of inventories is recognized as an expense, which includes $302 (July 31, 2008 - $345) for the write-down of inventories as a result of net realizable value being lower than cost. For the six months ended July 31, 2009, $637 (July 31, 2008 - $659) was included for the write-down of inventories as a result of net realizable value being below cost. There was no reversal of inventories written-down previously that are no longer estimated to sell below cost during the periods ending July 31, 2009 or 2008.

4. Bank Advances

International Operations have available demand, revolving loan facilities of US$15,000 secured by a floating charge against certain accounts receivable and inventories of the International Operations. At July 31, 2009, the International Operations had drawn US$4,346 (July 31, 2008 - US$9,246) on the facility.

5. Long-term Debt

	July 31 2009	July 31 2008	January 31 2009
Senior notes (1)	$ **74,567**	$ 40,214	$ 48,411
Revolving loan facilities (2)	**79,059**	85,578	90,031
Non-revolving loan facilities (3)	**56,108**	53,336	64,293
Notes payable (4)	**5,857**	1,629	1,799
Obligations under capital lease (5)	**1,920**	2,299	2,518
	217,511	183,056	207,052
Less: Current portion of long-term debt	**955**	40,961	49,327
	$ **216,556**	$ 142,095	$ 157,725

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Long-term Debt (continued)

(1) The Company issued US$70,000 senior notes on June 15, 2009 which mature June 15, 2014 and bear interest at a rate of 6.55%, payable semi-annually. The US$39,000 senior notes which matured on June 15, 2009, bore interest at 5.89%, payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$28,000 (July 31, 2008 - US$9,000) of its senior notes at LIBOR plus a spread. The interest rate swap matures June 15, 2014.

(2) Canadian Operations have available extendible, committed, revolving loan facilities of $140,000 that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances rates plus stamping fees or the Canadian prime rate. At July 31, 2009, the Company has drawn $79,059 (July 31, 2008 - $85,578) on these facilities.

(3) International Operations have available extendible, committed, non-revolving loan facilities of US$52,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees or the US prime rate. At July 31, 2009 the Company had drawn US$52,000 (July 31, 2008 - US$52,000) on these facilities.

(4) The notes payable in the amount of US$1,322 bear an interest rate of US prime plus 1% and have annual principal payments of US$267. The note payable in the amount of US$4,107 bears an interest rate of 5.75% and is repayable in blended principal and interest payments of US$350 annually. The notes payable mature in 2013, 2015 and 2029.

(5) The obligation under capital leases of US$1,779 (July 31, 2008 - US$2,241) is repayable in blended principal and interest payments of US$634 annually.

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are recorded as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 574,347 units (July 31, 2008 - 655,777) of the Fund with a quoted value at July 31, 2009 of $8,989 (July 31, 2008 - $9,542). Loans receivable at July 31, 2009 of $9,977 (July 31, 2008 - $11,519) are recorded as a reduction of equity and mature on January 31, 2011. The maximum value of the loans receivable under the plan is currently limited to $15,000.

7. Accumulated Other Comprehensive Income

	July 31 2009	July 31 2008	January 31 2009
Balance, beginning of period	**$ 8,529**	$ 2,014	$ 2,014
Other comprehensive income (loss)	**(4,519)**	582	6,515
Accumulated other comprehensive income, end of period	**4,010**	2,596	8,529
Retained earnings, end of period	**116,129**	103,114	110,475
Total accumulated other comprehensive income and retained earnings	**$ 120,139**	$ 105,710	$ 119,004

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. The US$70,000 of senior notes have been designated as a hedge against the foreign operations.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Security-Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security-based compensation for the Trustee Deferred Unit Plan. The Deferred Unit Plan compensation expense recorded for the three months ended July 31, 2009 is $71 (three months ended July 31, 2008 - $88 recovery) and expense for the six months ended July 31, 2009 is $228 (six months ended July 31, 2008 - $16 expense). The liability for the Deferred Unit Plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at July 31, 2009 is 87,042 (July 31, 2008 - 55,135). There were no deferred units settled in cash during the period.

Long Term Incentive Plans

The Company has Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended July 31, 2009 are $591 (three months ended July 31, 2008 - NIL) and expense for the six months ended July 31, 2009 is $804 (six months ended July 31, 2008 - NIL).

Unit Option Plan

The Company has implemented a Unit Option Plan that provides for the granting of options to certain officers. These unit options have tandem appreciation rights, enabling employees to exercise the option to acquire units or receive a cash payment equal to the excess of the fair market value of the Fund's units over the option price. These unit options are measured using the intrinsic value method, whereby a compensation liability is recorded over the vesting period in the amount by which the quoted market value of the units at the balance sheet date exceeds the exercise price of the unit options. The year-over-year change in the stock-based compensation liability is recognized in net earnings over the vesting period.

Under the terms of this plan, the Company may grant options up to 5% of its' issued and outstanding units. Options are issued at Fair Market Value based on the volume weighted average closing price of the Fund's units for the five trading days preceding the grant date. Unit options granted in 2009 vest on a graduated basis over five years and are exercisable over a period of ten years. On June 26, 2009 the Company granted 274,600 unit options with a weighted average option price of $15.25. The unit option compensation cost recorded for the period ended July 31, 2009 was $3 (July 31, 2008 - NIL).

A summary of the Company's unit option transactions is as follows:

	Number of options	Weighted average option price
Outstanding options, beginning of period	-	-
Granted	274,600	$ 15.25
Exercised	-	-
Forfeited or cancelled	-	-
Outstanding options, end of period	274,600	$ 15.25

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended July 31, 2009 is $650 (three months ended July 31, 2008 - $750) and the six months ended July 31, 2009 is $1,300 (six months ended July 31, 2008 - $1,500). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended July 31, 2009 of US$91 (three months ended July 31, 2008 - US$93) and for the six months ended July 31, 2009 of US$175 (six months ended July 31, 2008 - US$204).

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended July 31, 2009 are $15,481 and six months ended July 31, 2009 $34,348 including a special distribution of $3,386 paid on February 20, 2009 to unitholders of record on December 31, 2008 (three months ended July 31, 2008 - $15,481 and six months ended July 31, 2008 - $36,767 including a special distribution of $5,805 paid on February 22, 2008 to unitholders of record on December 31, 2007).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

11. Segmented Information

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended July 31 2009	Three Months Ended July 31 2008	**Six Months Ended July 31 2009**	Six Months Ended July 31 2008
Sales				
Canada	**$ 230,773**	$ 227,097	**$ 441,917**	$ 437,618
International	**136,696**	115,261	**271,173**	220,208
Total	**$ 367,469**	$ 342,358	**$ 713,090**	$ 657,826
Net earnings before amortization, interest and income taxes				
Canada	**$ 24,222**	$ 22,400	**$ 43,883**	$ 42,776
International	**10,096**	8,242	**17,983**	13,788
Total	**$ 34,318**	$ 30,642	**$ 61,866**	$ 56,564
Net earnings before interest and income taxes				
Canada	**$ 17,559**	$ 16,405	**$ 30,773**	$ 30,735
International	**7,977**	6,508	**13,728**	10,311
Total	**$ 25,536**	$ 22,913	**$ 44,501**	$ 41,046
Total Assets				
Canada	**$ 420,664**	$ 383,407	**$ 420,664**	$ 383,407
International	**189,538**	164,238	**189,538**	164,238
Total	**$ 610,202**	$ 547,645	**$ 610,202**	$ 547,645

Canadian total assets includes property and equipment of $178,009 (July 31, 2008 - $158,015). International total assets includes property and equipment of $77,100 (July 31, 2008 - $62,008) and goodwill of $28,251 (July 31, 2008 - $24,672).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

13. Business Acquisitions

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

	Sitka April 6, 2009 (1)	Span Alaska Enterprises, Inc. March 3, 2008 (2)
Assets		
Accounts receivable	**$ 77**	$ 2,284
Inventories	**778**	807
Prepaid expenses	**-**	17
Property and equipment	**11,477**	104
Other assets	**-**	32
Goodwill	**-**	4,176
Total Assets	**$ 12,332**	$ 7,420
Liabilities		
Accounts payable and accrued expenses	**179**	1,230
Total Liabilities	**$ 179**	$ 1,230
Cash Consideration	**$ 12,153**	$ 6,190

(1) On April 6, 2009, the Company acquired the assets of a privately-owned retail mall and store in Sitka, Alaska, for consideration of $12,153.

(2) On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc. (Span), a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190 in cash consideration plus contingent cash consideration of $1,466 paid during the three months ended October 31, 2008.

The above acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or recognition of other intangible assets.

Goodwill associated with these acquisitions is deductible for tax purposes.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Business Combinations

CICA HB 1582 - Business Combinations together with CICA HB 1601 - Consolidated Financial Statements and CICA HB 1602 - Non - Controlling Interest will be effective for the Company on a prospective basis for business combinations for which the acquisition date is on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

15. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

"North West Company Fund – File No. 82-34737-
rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

2009 SECOND QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports second quarter net earnings to July 31, 2009 of $20.5 million, an increase of 11.1% over last year's second quarter earnings of $18.4 million. Diluted earnings per unit improved to $0.43 compared to $0.38 last year.

Sales increased 7.3% to $367.5 million compared to the second quarter last year and were up 0.1%[1] on a same store basis. Food sales growth across all banners offset weaker general merchandise sales.

The Trustees have approved an increase in the quarterly distribution of 6.3% to $0.34 per unit to unitholders of record on September 30, 2009.

On behalf of the Trustees:

H. Sanford Riley
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Second quarter consolidated sales increased 7.3% to $367.5 million compared to $342.4 million in 2008 and were up 2.9% excluding the foreign exchange impact. On a same store basis, sales increased 0.1%[1] and food sales[1] increased 6.9% and were up 3.6% on a same store basis. General merchandise sales[1] decreased 9.6% and were down 11.5% on a same store basis. General merchandise sales were negatively impacted by lower discretionary consumer spending compared to the second quarter last year and unfavourable weather conditions.

Cost of sales, selling and administrative expenses increased 6.9% to $333.2 million but decreased 39 basis points as a percentage to sales compared to the second quarter of 2008. New and non-comparable store expenses accounted for approximately 39% of the dollar increase. Higher cost of sales and the impact of the weaker Canadian dollar on the translation of International Operations expenses contributed to the remaining dollar increase.

Trading profit[2] or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 12.0% to $34.3 million compared to $30.6 million in the second quarter last year. Food sales growth, gross profit rate improvements in the International Operations and lower operating expenses in Canada contributed to the increase in trading profit.

---

[1] Excluding the foreign exchange impact
[2] See Non GAAP Measures Section of Management's Discussion & Analysis

Amortization increased 13.6% to $8.8 million largely due to depreciation on new stores and capital expenditures incurred in the second half of last year. Interest expense decreased 24.3% to $1.5 million as a result of lower interest rates in the quarter compared to last year. The lower interest rates offset the impact of higher average debt levels in the quarter compared to last year. Income taxes increased to $3.6 million from $2.5 million last year due to higher earnings in International Operations and a taxable foreign exchange gain in the Canadian Operations related to the refinancing of U.S. denominated long-term debt completed in the quarter.

Net earnings increased $2.1 million or 11.1% to $20.5 million. Diluted earnings per unit were up 13.2% to $0.43 compared to $0.38 last year. The weaker Canadian dollar positively impacted the conversion of earnings from the International Operations by $0.01 per unit on a fully diluted basis.

Year-to-Date

Year-to-date sales increased 8.4% to $713.1 million compared to $657.8 million in 2008 and were up 2.2% excluding the foreign exchange impact. On a same store basis, sales decreased 0.1%[1] and food sales[1] increased 6.8% and were up 3.9% on a same store basis. General merchandise sales[1] decreased by 12.0% and were down 13.9% on a same store basis. Food sales growth largely offset weaker general merchandise sales across all banners.

Cost of sales, selling and administrative expenses increased 8.3% to $651.2 million but decreased 8 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 28% of the dollar increase. The impact of the weaker Canadian dollar on the translation of International Operations expenses largely contributed to the remaining dollar increase.

Trading profit or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 9.4% to $61.9 million compared to $56.6 million last year. Sales growth was the leading factor contributing to the trading profit dollar increase. Amortization increased 11.9% to $17.4 million due in part to depreciation on new stores. Interest expense decreased 32.1% to $2.8 million as a result of lower interest rates compared to last year. Income taxes increased $1.8 million to $5.1 million due to an increase in income taxes in the International Operations as a result of higher earnings.

Net earnings increased $2.9 million or 8.8% to $36.6 million. Diluted earnings per unit were up 8.6% to $0.76 compared to $0.70 last year. The weaker Canadian dollar positively impacted the conversion of earnings from the International Operations by $0.03 per unit on a fully diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 1.6% to $230.8 million from $227.1 million last year and were up 0.1% on a same store basis. Food sales increased 5.9% and were up 4.2% on a same store basis. Food cost inflation was approximately 3%. These cost increases, largely in produce, meat and other fresh categories were partially offset by lower transportation costs. Food sales improved in most categories with grocery, tobacco, and chilled foods contributing the largest gains. Customer shopping trends have continued to shift towards convenience, ready-to-eat and value-priced private-label products. General merchandise sales were down 9.0% from last year and decreased 11.4% on a same store basis primarily due to lower discretionary income related to the general economic conditions in southern Canada and significantly lower resource development activity in remote markets. The resulting decline in consumer spending is negatively impacting sales

in discretionary, big-ticket categories such as transportation, electronics and home furnishings which were down 18.6% in the quarter compared to an increase of 1.8% in the second quarter last year.

The table below shows the quarterly sales blend for Canadian Operations for the past two years:

	2009	2008
Food	73.3%	70.4%
General merchandise	22.8%	25.4%
Other*	3.9%	4.2%

* Other sales include gas, fur and service charge revenues

Gross profit dollars increased 0.5% due to the increase in sales which offset lower gross margin rates in the quarter. Operating expenses decreased 1.1% and were down 59 basis points as a percentage to sales largely due to expense reduction initiatives and an increase in financial service fee revenue.

Canadian trading profit increased 8.1% to $24.2 million and was 10.5% of sales compared to 9.9% of sales in the second quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International sales were up $6.2 million to $120.2 million compared to $114.0 million in the second quarter last year and gained 0.2% on a same store basis. Food sales increased 8.7% and were up 2.3% on a same store basis with most categories showing growth. Food sales continued to benefit from an increase in payments to low-income consumers under the U.S. federal government's Supplemental Nutrition Assistance Program (SNAP) which took effect at the beginning of April. This program positively impacted sales in Alaska, Hawaii and all U.S. territory markets, which account for approximately 76% of our International Operations sales base. General merchandise sales decreased 11.7% and were down 11.6% on a same store basis. Economic conditions deteriorated further due to a decline in tourism activity in southern markets. In the North there was a delay in the benefit of lower priced fuel re-supplies as existing fuel stocks have taken longer to sell off. Similar to our Canadian Operations, big-ticket categories performed poorly as consumers continue to focus their limited spending capacity on food and other basic necessities.

The table below shows the quarterly sales blend for International Operations for the past two years:

	2009	2008
Food	87.1%	84.5%
General merchandise	12.1%	14.4%
Other*	0.8%	1.1%

* Other sales include gas and service charge revenues

Gross profit dollars were up 8.7% driven by sales growth and an increase in the gross profit rate. Gross profit rates improved in all banners due in part to more efficient purchasing processes and lower buying costs. Operating expense dollars increased 6.5% compared to the second quarter last year and increased 18 basis points as a percent to sales. Carry-over expenses associated with new store openings and one-time expenses related to the consolidation of procurement and marketing functions into our Bellevue office were partially

offset by lower energy-related occupancy costs in southern store locations resulting from lower re-supply costs and investments in energy conservation programs.

Trading profit was up 8.0% to $8.8 million compared to $8.2 million last year due to higher sales and the gross profit rate improvement. Trading profit as a percent to sales was 7.3% compared to 7.2% in the second quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter increased to .80:1 compared to .74:1 last year due in part to the weakening Canadian dollar and the impact on the translation of U.S. denominated debt. The debt-to-equity ratio at January 31, 2009 was .78:1.

Working capital increased $48.2 million compared to the second quarter last year primarily due to the decrease in the current portion of long-term debt resulting from the refinancing of US$39 million of senior notes which matured June 15, 2009.

Excluding the current portion of long-term debt related to the US$39 million senior notes, working capital increased $8.0 million or 4.9% over last year. The increase in inventories compared to last year is due to new stores and planned higher food inventory balances to take advantage of lower water and winter road freight rates compared to air freight. Accounts payable and accrued liabilities increased from the prior year largely due to the timing of payment of trade accounts payable.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,798,000 compared to 47,721,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,458,000 compared to 48,427,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

The Company has implemented a Unit Option Plan that provides for the granting of options to officers. The Unit Option Plan combined with the other unit-based long-term incentive plans previously announced replaces the Unit Purchase Loan Plan which will wind-up January 31, 2011. The Unit Option Plan is designed to enhance the Company's ability to attract and retain employees and to directly align a portion of their compensation with the interests of unitholders. The unit options have tandem appreciation rights enabling employees to exercise the option to acquire units of the Fund or receive a cash payment equal to the excess of the fair market value of the Fund's units over the option price. The unit options vest over a period of five years and are exercisable over a period of ten years. During the quarter, the Trustees granted 274,600 unit options to officers at a weighted average price of $15.25. Options granted under the Unit Option Plan did not have an impact on the fully diluted units outstanding. Further information on the Unit Option Plan is provided in Note 8 to the consolidated interim financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities increased to $43.3 million from $19.6 million last year. The increase in cash flow from operating activities is due to the change in non-cash working capital largely resulting from a decrease in inventories compared to the first quarter and an increase in accounts payable and accrued expenses. Cash flow from operations[2] increased $333,000 or 1.2% to $27.2 million due primarily to the increase in net earnings.

Cash used for investing activities in the quarter increased to $11.8 million from $7.0 million last year largely due to the timing of capital asset purchases.

Cash used for financing activities in the quarter was $27.0 million compared to $12.9 million last year. The decrease in bank advances and short-term notes is due to a reduction in the amount outstanding under the International Operations credit facility. The Fund paid distributions of $15.5 million in the quarter which is consistent with last year.

The changes in long-term debt in the quarter are largely related to the refinancing of the Company's senior notes that matured on June 15, 2009. As previously announced, on June 15, 2009, the Company completed the private placement issuance of US$70 million 6.55% senior notes which will mature June 15, 2014. The net proceeds were used to repay the US$39 million senior notes which matured on June 15, 2009, to reduce bank debt and for general corporate purposes. The senior notes are secured by the assets of the Company.

The Company has designated the US$70 million senior notes as a hedge against its U.S. dollar investment in the International Operations. On June 15, 2009, the Company converted US$28 million of the senior notes from a fixed interest rate of 6.55% to a floating interest rate based on LIBOR plus negotiated spread.

The Canadian Operation has available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At July 31, 2009, the Company had drawn $79.1 million on these facilities.

The Company's International Operation has available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At July 31, 2009, the Company had drawn US$52 million on these facilities. The International Operation also has available demand revolving loan facilities of US$15 million which are renewable annually. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At July 31, 2009, the Company had US$4.3 million in bank advances and short-term notes drawn on these facilities.

The credit facilities and senior notes contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At July 31, 2009, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2009 are expected to be in the $64 million range (2008 - $49.4 million) reflecting new stores, store renovation and energy conservation projects, new gas bars,

pharmacy acquisitions and openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

Integration of Cost-U-Less with the Company's merchandise management system was completed in July together with the consolidation of international procurement and marketing functions into our Bellevue, Washington office. The completion of this last component of the Cost-U-Less acquisition is expected to deliver annualized savings of US$300,000.

UNITHOLDER DISTRIBUTIONS

The Trustees declared an increase in the Fund's regular quarterly distribution of 6.3% to $0.34 per unit to unitholders of record on September 30, 2009, distributable by October 15, 2009.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2009 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of The North West Company LP less Fund expenses.

OUTLOOK

Sales momentum is expected to gradually improve at our Canadian store banners as we cycle against weak numbers from last year and accelerate promotional activity to capture pockets of income growth tied to stimulus spending in the North. International Operations will be challenged against strong Permanent Fund Dividend-related sales in the third quarter last year and by a sharp downturn in tourism activity in southern markets this year. New stores, wholesale growth, margin gains and operating expense reductions are expected to help offset top line softness.

QUARTERLY RESULTS OF OPERATIONS

In 2009, the quarters have the same number of days of operations as 2008 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

($ in millions)	Second Quarter 92 days 2009	92 days 2008	First Quarter 89 days 2009	90 days 2008	Fourth Quarter 92 days 2008	92 days 2007	Third Quarter 92 days 2008	92 days 2007
Sales	$367.5	$342.4	$345.6	$315.5	$375.7	$318.0	$359.1	$255.7
Trading profit	34.3	30.6	27.5	25.9	32.2	31.5	33.5	27.5
Net earnings	20.5	18.4	16.1	15.2	19.6	18.9	22.1	18.5
Net earnings per unit:								
Basic	0.43	0.39	0.34	0.32	0.41	0.39	0.46	0.39
Diluted	0.43	0.38	0.33	0.32	0.40	0.39	0.46	0.39

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the holiday selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to management in a timely manner so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance of achieving the control objectives. There have been no changes in the internal controls over financial reporting during the quarter ended July 31, 2009 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009 the Company adopted EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" issued by the Canadian Institute of Chartered Accountants. This Abstract requires entities to consider both its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this Abstract has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all publicly accountable enterprises to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies are also required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS.

The adoption of IFRS will have an impact on the Company's accounting, financial statements and disclosures, information systems and internal controls over financial reporting. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented. The International Accounting Standards Board (IASB) is continuing to work on new accounting standards or changes to previously issued accounting standards that could have an impact on the Company's IFRS compliant financial statements. The Company continues to monitor the changes to accounting standards proposed by the IASB and assess the impact of those changes. At this time, the impact of IFRS on the Company's future financial position cannot be quantified, however such impacts may be material upon final determination.

The Company commenced its IFRS conversion project in 2008. The project plan contains milestones and timelines to ensure a timely conversion. The IFRS conversion project consists of four main phases: Phase One - Project Plan and Scope; Phase Two - Detailed Impact Assessment; Phase Three - Conversion Plan; and Phase 4 - Policy Selection and Implementation. The IFRS project team is led by the Chief Financial Officer supported by a project manager and a combination of internal and external resources. Progress updates are provided to the Audit Committee of the Board of Trustees on a quarterly basis.

To date the Company has completed Phase One and Phase Two, comprised of: a project plan, a diagnostic assessment of the financial statement components that will be impacted and a priority ranking of those differences identified; a comprehensive analysis of the major differences between Canadian GAAP and IFRS applicable to the Company; and identification of accounting policy alternatives.

Work is now underway on Phase Three and Phase Four. Phase Three – Conversion Plan includes an analysis of accounting policy alternatives and transition elections and exemptions available under IFRS. The Company is currently working on: the design and development of systems and processes to support the implementation of IFRS, including internal controls over financial reporting; and an assessment of the impact of IFRS on key performance measures, financial covenants, contractual agreements, incentive plans and budgeting. Phase Four – Policy Selection and Implementation involves the final selection and approval of accounting policies and transition elections and exemptions and the development of IFRS compliant financial statements and notes.

The Company continues to invest in resources and training to facilitate a timely conversion. Training for finance personnel consists of courses provided by external advisors as well as internally led training. The Company's IFRS project continues to be on target to meet the changeover date.

Business Combinations
In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued CICA HB 1582 – Business Combinations together with CICA HB 1601 – Consolidated Financial Statements and CICA HB 1602 – Non-Controlling Interests. These new standards will be effective for the Company on a prospective basis for business combinations occurring on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate the harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Second Quarter		Year-to-Date	
($ in thousands)	2009	2008	2009	2008
Net earnings	$ 20,483	$ 18,434	$ 36,616	$ 33,669
Add: Amortization	8,782	7,729	17,365	15,518
Interest expense	1,496	1,977	2,800	4,125
Income taxes	3,557	2,502	5,085	3,252
Trading profit	$ 34,318	$ 30,642	$ 61,866	$ 56,564

For trading profit information by business segment, refer to Note 11 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	Second Quarter 2009	Second Quarter 2008	Year-to-Date 2009	Year-to-Date 2008
Cash flow from operating activities	$ 43,270	$ 19,612	$ 44,415	$ 21,819
Non-cash items:				
Change in other non-cash items	415	2,363	45	2,220
Change in non-cash working capital	(16,498)	4,879	7,667	25,407
Cash flow from operations	$ 27,187	$ 26,854	$ 52,127	$ 49,446

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to September 10, 2009.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report available on SEDAR at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

THE NORTH WEST COMPANY

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean.

NEWS RELEASE

North West Company Fund Announces Second Quarter Earnings and a Distribution Increase

Winnipeg, September 10, 2009: North West Company Fund (the "Fund") today reported 2009 second quarter earnings of $20.5 million for the period ended July 31, 2009. The Fund also announces an increase in the quarterly distribution of 6.3% to $0.34 per unit to unitholders of record on September 30, 2009, distributable by October 15, 2009.

Report to Unitholders

The North West Company Fund reports second quarter net earnings to July 31, 2009 of $20.5 million, an increase of 11.1% over last year's second quarter earnings of $18.4 million. Diluted earnings per unit improved to $0.43 compared to $0.38 last year.

Sales increased 7.3% to $367.5 million compared to the second quarter last year and were up 0.1%[1] on a same store basis. Food sales growth across all banners offset weaker general merchandise sales.

The Trustees have approved an increase in the quarterly distribution of 6.3% to $0.34 per unit to unitholders of record on September 30, 2009.

"This was a good quarter for North West," commented Edward Kennedy, President and CEO. "Our discount stores delivered solid food gains and we improved our margins in other areas of the business. Our outlook for the rest of the year is cautious because we have not turned the corner on getting sales moving in our northern stores banners."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Second quarter consolidated sales increased 7.3% to $367.5 million compared to $342.4 million in 2008 and were up 2.9% excluding the foreign exchange impact. On a same store basis, sales increased

[1] Excluding the foreign exchange impact

0.1%[1] and food sales[1] increased 6.9% and were up 3.6% on a same store basis. General merchandise sales[1] decreased 9.6% and were down 11.5% on a same store basis. General merchandise sales were negatively impacted by lower discretionary consumer spending compared to the second quarter last year and unfavourable weather conditions.

Cost of sales, selling and administrative expenses increased 6.9% to $333.2 million but decreased 39 basis points as a percentage to sales compared to the second quarter of 2008. New and non-comparable store expenses accounted for approximately 39% of the dollar increase. Higher cost of sales and the impact of the weaker Canadian dollar on the translation of International Operations expenses contributed to the remaining dollar increase.

Trading profit[2] or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 12.0% to $34.3 million compared to $30.6 million in the second quarter last year. Food sales growth, gross profit rate improvements in the International Operations and lower operating expenses in Canada contributed to the increase in trading profit.

Amortization increased 13.6% to $8.8 million largely due to depreciation on new stores and capital expenditures incurred in the second half of last year. Interest expense decreased 24.3% to $1.5 million as a result of lower interest rates in the quarter compared to last year. The lower interest rates offset the impact of higher average debt levels in the quarter compared to last year. Income taxes increased to $3.6 million from $2.5 million last year due to higher earnings in International Operations and a taxable foreign exchange gain in the Canadian Operations related to the refinancing of U.S. denominated long-term debt completed in the quarter.

Net earnings increased $2.1 million or 11.1% to $20.5 million. Diluted earnings per unit were up 13.2% to $0.43 compared to $0.38 last year. The weaker Canadian dollar positively impacted the conversion of earnings from the International Operations by $0.01 per unit on a fully diluted basis.

Year-to-Date

Year-to-date sales increased 8.4% to $713.1 million compared to $657.8 million in 2008 and were up 2.2% excluding the foreign exchange impact. On a same store basis, sales decreased 0.1%[1] and food sales[1] increased 6.8% and were up 3.9% on a same store basis. General merchandise sales[1] decreased by 12.0% and were down 13.9% on a same store basis. Food sales growth largely offset weaker general merchandise sales across all banners.

Cost of sales, selling and administrative expenses increased 8.3% to $651.2 million but decreased 8 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 28% of the dollar increase. The impact of the weaker Canadian dollar on the translation of International Operations expenses largely contributed to the remaining dollar increase.

Trading profit or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 9.4% to $61.9 million compared to $56.6 million last year. Sales growth was the leading factor contributing to the trading profit dollar increase. Amortization increased 11.9% to $17.4 million due in part to depreciation on new stores. Interest expense decreased 32.1% to $2.8 million as a result of lower interest rates compared to last year. Income taxes increased $1.8 million to $5.1 million due to an increase in income taxes in the International Operations as a result of higher earnings.

Net earnings increased $2.9 million or 8.8% to $36.6 million. Diluted earnings per unit were up 8.6% to $0.76 compared to $0.70 last year. The weaker Canadian dollar positively impacted the conversion of earnings from the International Operations by $0.03 per unit on a fully diluted basis.

---

[2] See Non GAAP Measures Section of Management's Discussion & Analysis

CANADIAN OPERATIONS

Canadian sales for the quarter increased 1.6% to $230.8 million from $227.1 million last year and were up 0.1% on a same store basis. Food sales increased 5.9% and were up 4.2% on a same store basis. Food cost inflation was approximately 3%. These cost increases, largely in produce, meat and other fresh categories were partially offset by lower transportation costs. Food sales improved in most categories with grocery, tobacco, and chilled foods contributing the largest gains. Customer shopping trends have continued to shift towards convenience, ready-to-eat and value-priced private-label products. General merchandise sales were down 9.0% from last year and decreased 11.4% on a same store basis primarily due to lower discretionary income related to the general economic conditions in southern Canada and significantly lower resource development activity in remote markets. The resulting decline in consumer spending is negatively impacting sales in discretionary, big-ticket categories such as transportation, electronics and home furnishings which were down 18.6% in the quarter compared to an increase of 1.8% in the second quarter last year.

The table below shows the quarterly sales blend for Canadian Operations for the past two years:

	2009	2008
Food	73.3%	70.4%
General merchandise	22.8%	25.4%
Other*	3.9%	4.2%

* Other sales include gas, fur and service charge revenues

Gross profit dollars increased 0.5% due to the increase in sales which offset lower gross margin rates in the quarter. Operating expenses decreased 1.1% and were down 59 basis points as a percentage to sales largely due to expense reduction initiatives and an increase in financial service fee revenue.

Canadian trading profit increased 8.1% to $24.2 million and was 10.5% of sales compared to 9.9% of sales in the second quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International sales were up $6.2 million to $120.2 million compared to $114.0 million in the second quarter last year and gained 0.2% on a same store basis. Food sales increased 8.7% and were up 2.3% on a same store basis with most categories showing growth. Food sales continued to benefit from an increase in payments to low-income consumers under the U.S. federal government's Supplemental Nutrition Assistance Program (SNAP) which took effect at the beginning of April. This program positively impacted sales in Alaska, Hawaii and all U.S. territory markets, which account for approximately 76% of our International Operations sales base. General merchandise sales decreased 11.7% and were down 11.6% on a same store basis. Economic conditions deteriorated further due to a decline in tourism activity in southern markets. In the North there was a delay in the benefit of lower priced fuel re-supplies as existing fuel stocks have taken longer to sell off. Similar to our Canadian Operations, big-ticket categories performed poorly as consumers continue to focus their limited spending capacity on food and other basic necessities.

The table below shows the quarterly sales blend for International Operations for the past two years:

	2009	2008
Food	87.1%	84.5%
General merchandise	12.1%	14.4%
Other*	0.8%	1.1%

* Other sales include gas and service charge revenues

Gross profit dollars were up 8.7% driven by sales growth and an increase in the gross profit rate. Gross profit rates improved in all banners due in part to more efficient purchasing processes and lower buying costs. Operating expense dollars increased 6.5% compared to the second quarter last year and increased 18 basis points as a percent to sales. Carry-over expenses associated with new store openings and one-time expenses related to the consolidation of procurement and marketing functions into our Bellevue office were partially offset by lower energy-related occupancy costs in southern store locations resulting from lower re-supply costs and investments in energy conservation programs.

Trading profit was up 8.0% to $8.8 million compared to $8.2 million last year due to higher sales and the gross profit rate improvement. Trading profit as a percent to sales was 7.3% compared to 7.2% in the second quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter increased to .80:1 compared to .74:1 last year due in part to the weakening Canadian dollar and the impact on the translation of U.S. denominated debt. The debt-to-equity ratio at January 31, 2009 was .78:1.

Working capital increased $48.2 million compared to the second quarter last year primarily due to the decrease in the current portion of long-term debt resulting from the refinancing of US$39 million of senior notes which matured June 15, 2009.

Excluding the current portion of long-term debt related to the US$39 million senior notes, working capital increased $8.0 million or 4.9% over last year. The increase in inventories compared to last year is due to new stores and planned higher food inventory balances to take advantage of lower water and winter road freight rates compared to air freight. Accounts payable and accrued liabilities increased from the prior year largely due to the timing of payment of trade accounts payable.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,798,000 compared to 47,721,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,458,000 compared to 48,427,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

The Company has implemented a Unit Option Plan that provides for the granting of options to officers. The Unit Option Plan combined with the other unit-based long-term incentive plans previously announced replaces the Unit Purchase Loan Plan which will wind-up January 31, 2011. The Unit Option Plan is designed to enhance the Company's ability to attract and retain employees and to directly align a portion of their compensation with the interests of unitholders. The unit options have tandem appreciation rights enabling employees to exercise the option to acquire units of the Fund or receive a cash payment equal to the excess of the fair market value of the Fund's units over the option price. The unit options vest over a period of five years and are exercisable over a period of ten years. During the quarter, the Trustees granted 274,600 unit options to officers at a weighted average price of $15.25. Options granted under the Unit Option Plan did not have an impact on the fully diluted units outstanding. Further information on the Unit Option Plan is provided in Note 8 to the consolidated interim financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities increased to $43.3 million from $19.6 million last year. The increase in cash flow from operating activities is due to the change in non-cash working capital largely resulting from a decrease in inventories compared to the first quarter and an increase in accounts payable and accrued expenses. Cash flow from operations[2] increased $333,000 or 1.2% to $27.2 million due primarily to the increase in net earnings.

Cash used for investing activities in the quarter increased to $11.8 million from $7.0 million last year largely due to the timing of capital asset purchases.

Cash used for financing activities in the quarter was $27.0 million compared to $12.9 million last year. The decrease in bank advances and short-term notes is due to a reduction in the amount outstanding under the International Operations credit facility. The Fund paid distributions of $15.5 million in the quarter which is consistent with last year.

The changes in long-term debt in the quarter are largely related to the refinancing of the Company's senior notes that matured on June 15, 2009. As previously announced, on June 15, 2009, the Company completed the private placement issuance of US$70 million 6.55% senior notes which will mature June 15, 2014. The net proceeds were used to repay the US$39 million senior notes which matured on June 15, 2009, to reduce bank debt and for general corporate purposes. The senior notes are secured by the assets of the Company.

The Company has designated the US$70 million senior notes as a hedge against its U.S. dollar investment in the International Operations. On June 15, 2009, the Company converted US$28 million of the senior notes from a fixed interest rate of 6.55% to a floating interest rate based on LIBOR plus negotiated spread.

The Canadian Operation has available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At July 31, 2009, the Company had drawn $79.1 million on these facilities.

The Company's International Operation has available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At July 31, 2009, the Company had drawn US$52 million on these facilities. The International Operation also has available demand revolving loan facilities of US$15 million which are renewable annually. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At July 31, 2009, the Company had US$4.3 million in bank advances and short-term notes drawn on these facilities.

The credit facilities and senior notes contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At July 31, 2009, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2009 are expected to be in the $64 million range (2008 - $49.4 million) reflecting new stores, store renovation and energy conservation projects, new gas bars, pharmacy acquisitions and openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund

operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

Integration of Cost-U-Less with the Company's merchandise management system was completed in July together with the consolidation of international procurement and marketing functions into our Bellevue, Washington office. The completion of this last component of the Cost-U-Less acquisition is expected to deliver annualized savings of US$300,000.

UNITHOLDER DISTRIBUTIONS

The Trustees declared an increase in the Fund's regular quarterly distribution of 6.3% to $0.34 per unit to unitholders of record on September 30, 2009, distributable by October 15, 2009.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2009 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of The North West Company LP less Fund expenses.

OUTLOOK

Sales momentum is expected to gradually improve at our Canadian store banners as we cycle against weak numbers from last year and accelerate promotional activity to capture pockets of income growth tied to stimulus spending in the North. International Operations will be challenged against strong Permanent Fund Dividend-related sales in the third quarter last year and by a sharp downturn in tourism activity in southern markets this year. New stores, wholesale growth, margin gains and operating expense reductions are expected to help offset top line softness.

QUARTERLY RESULTS OF OPERATIONS

In 2009, the quarters have the same number of days of operations as 2008 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
	92 days	92 days	89 days	90 days	92 days	92 days	92 days	92 days
($ in millions)	2009	2008	2009	2008	2008	2007	2008	2007
Sales	$367.5	$342.4	$345.6	$315.5	$375.7	$318.0	$359.1	$255.7
Trading profit	34.3	30.6	27.5	25.9	32.2	31.5	33.5	27.5
Net earnings	20.5	18.4	16.1	15.2	19.6	18.9	22.1	18.5
Net earnings per unit:								
Basic	0.43	0.39	0.34	0.32	0.41	0.39	0.46	0.39
Diluted	0.43	0.38	0.33	0.32	0.40	0.39	0.46	0.39

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the holiday selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to management in a timely manner so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance of achieving the control objectives. There have been no changes in the internal controls over financial reporting during the quarter ended July 31, 2009 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009 the Company adopted EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" issued by the Canadian Institute of Chartered Accountants. This Abstract requires entities to consider both its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this Abstract has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all publicly accountable enterprises to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies are also required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS.

The adoption of IFRS will have an impact on the Company's accounting, financial statements and disclosures, information systems and internal controls over financial reporting. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented. The International Accounting Standards Board (IASB) is continuing to work on new accounting standards or changes to previously issued accounting standards that could have an impact on the Company's IFRS compliant financial statements. The Company continues to monitor the changes to accounting standards proposed by the IASB and assess the impact of those changes. At this time, the impact of IFRS on the Company's future financial position cannot be quantified, however such impacts may be material upon final determination.

The Company commenced its IFRS conversion project in 2008. The project plan contains milestones and timelines to ensure a timely conversion. The IFRS conversion project consists of four main phases: Phase One - Project Plan and Scope; Phase Two - Detailed Impact Assessment; Phase Three - Conversion Plan; and Phase 4 - Policy Selection and Implementation. The IFRS project team is led by the Chief Financial Officer supported by a project manager and a combination of internal and external resources. Progress updates are provided to the Audit Committee of the Board of Trustees on a quarterly basis.

To date the Company has completed Phase One and Phase Two, comprised of: a project plan, a diagnostic assessment of the financial statement components that will be impacted and a priority ranking of those differences identified; a comprehensive analysis of the major differences between Canadian GAAP and IFRS applicable to the Company; and identification of accounting policy alternatives.

Work is now underway on Phase Three and Phase Four. Phase Three – Conversion Plan includes an analysis of accounting policy alternatives and transition elections and exemptions available under IFRS. The Company is currently working on: the design and development of systems and processes to support the implementation of IFRS, including internal controls over financial reporting; and an assessment of the impact of IFRS on key performance measures, financial covenants, contractual agreements, incentive plans and budgeting. Phase Four – Policy Selection and Implementation involves the final selection and approval of accounting policies and transition elections and exemptions and the development of IFRS compliant financial statements and notes.

The Company continues to invest in resources and training to facilitate a timely conversion. Training for finance personnel consists of courses provided by external advisors as well as internally led training. The Company's IFRS project continues to be on target to meet the changeover date.

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued CICA HB 1582 – Business Combinations together with CICA HB 1601 – Consolidated Financial Statements and

CICA HB 1602 – Non-Controlling Interests. These new standards will be effective for the Company on a prospective basis for business combinations occurring on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate the harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Second Quarter		Year-to-Date	
($ in thousands)	2009	2008	2009	2008
Net earnings	$ 20,483	$ 18,434	$ 36,616	$ 33,669
Add: Amortization	8,782	7,729	17,365	15,518
Interest expense	1,496	1,977	2,800	4,125
Income taxes	3,557	2,502	5,085	3,252
Trading profit	$ 34,318	$ 30,642	$ 61,866	$ 56,564

For trading profit information by business segment, refer to Note 11 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Second Quarter		Year-to-Date	
($ in thousands)	2009	2008	2009	2008
Cash flow from operating activities	$ 43,270	$ 19,612	$ 44,415	$ 21,819
Non-cash items:				
Change in other non-cash items	415	2,363	45	2,220
Change in non-cash working capital	(16,498)	4,879	7,667	25,407
Cash flow from operations	$ 27,187	$ 26,854	$ 52,127	$ 49,446

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to September 10, 2009.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report available on SEDAR at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean. North West operates 225 stores under the trading names Northern, NorthMart, Giant Tiger, AC Value Center and Cost-U-Less and has annualized sales of Cdn. $1.4 billion.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President and CEO, The North West Company
phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President and CFO, The North West Company
phone 204-934-1503; fax 204-934-1317; email lcharriere@northwest.ca

John King, Vice-President, Finance and Secretary, The North West Company
Phone 204-934-1397; fax 204-934-1317; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	July 31 2009	July 31 2008	January 31 2009
ASSETS			
Current assets			
Cash	$ 29,545	$ 21,229	$ 25,730
Accounts receivable	61,070	62,251	68,485
Inventories (Notes 2, 3)	181,548	174,025	181,780
Prepaid expenses	8,911	6,869	5,845
Future income taxes	4,022	2,402	3,248
Total Current Assets	285,096	266,776	285,088
Property and equipment	255,109	220,023	248,856
Other assets	19,465	19,753	20,360
Intangible assets	15,178	13,610	15,900
Goodwill	28,251	24,672	32,372
Future income taxes	7,103	2,811	6,597
Total Assets	$ 610,202	$ 547,645	$ 609,173
LIABILITIES			
Current liabilities			
Bank advances (Note 4)	$ 4,689	$ 9,484	$ 5,974
Accounts payable and accrued liabilities	103,138	92,480	117,451
Income taxes payable	5,021	759	2,549
Current portion of long-term debt (Note 5)	955	40,961	49,327
Total Current Liabilities	113,803	143,684	175,301
Long-term debt (Note 5)	216,556	142,095	157,725
Asset retirement obligations	2,979	1,572	1,737
Total Liabilities	333,338	287,351	334,763
EQUITY			
Capital	165,133	165,133	165,133
Unit purchase loan plan (Note 6)	(9,977)	(11,519)	(11,296)
Contributed surplus	1,569	970	1,569
Retained earnings	116,129	103,114	110,475
Accumulated other comprehensive income (Note 7)	4,010	2,596	8,529
Total Equity	276,864	260,294	274,410
Total Liabilities and Equity	$ 610,202	$ 547,645	$ 609,173

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	Three Months Ended July 31 2009	Three Months Ended July 31 2008	Six Months Ended July 31 2009	Six Months Ended July 31 2008
SALES	$ 367,469	$ 342,358	$ 713,090	$ 657,826
Cost of sales, selling and administrative expenses	(333,151)	(311,716)	(651,224)	(601,262)
Net earnings before amortization, interest and income taxes	34,318	30,642	61,866	56,564
Amortization	(8,782)	(7,729)	(17,365)	(15,518)
	25,536	22,913	44,501	41,046
Interest	(1,496)	(1,977)	(2,800)	(4,125)
	24,040	20,936	41,701	36,921
Provision for income taxes	(3,557)	(2,502)	(5,085)	(3,252)
NET EARNINGS FOR THE PERIOD	$ 20,483	$ 18,434	$ 36,616	$ 33,669
Retained earnings, beginning of period as previously reported	111,127	100,161	110,475	100,526
Accounting policy changes (Note 2)	-	-	-	(119)
Retained earnings, as restated	111,127	100,161	110,475	100,407
Distributions (Note 10)	(15,481)	(15,481)	(30,962)	(30,962)
RETAINED EARNINGS, END OF PERIOD	$ 116,129	$ 103,114	$ 116,129	$ 103,114
NET EARNINGS PER UNIT				
Basic	$ 0.43	$ 0.39	$ 0.77	$ 0.71
Diluted	$ 0.43	$ 0.38	$ 0.76	$ 0.70
Weighted Average Number of Units Outstanding (000's)				
Basic	47,798	47,721	47,766	47,715
Diluted	48,458	48,427	48,453	48,424

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	Three Months Ended July 31 2009	Three Months Ended July 31 2008	Six Months Ended July 31 2009	Six Months Ended July 31 2008
NET EARNINGS	$ 20,483	$ 18,434	$ 36,616	$ 33,669
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	(2,639)	394	(4,519)	582
Other comprehensive income (loss) (Note 7)	(2,639)	394	(4,519)	582
COMPREHENSIVE INCOME	$ 17,844	$ 18,828	$ 32,097	$ 34,251

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	Three Months Ended July 31 2009	Three Months Ended July 31 2008	Six Months Ended July 31 2009	Six Months Ended July 31 2008
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 20,483	$ 18,434	$ 36,616	$ 33,669
Non-cash items				
Amortization	8,782	7,729	17,365	15,518
Future income taxes	(2,131)	650	(1,963)	156
Amortization of deferred financing costs	73	46	135	93
(Gain) Loss on disposal of property and equipment	(20)	(5)	(26)	10
	27,187	26,854	52,127	49,446
Change in non-cash working capital	16,498	(4,879)	(7,667)	(25,407)
Change in other non-cash items	(415)	(2,363)	(45)	(2,220)
Operating activities	43,270	19,612	44,415	21,819
Investing Activities				
Business acquisitions (Note 13)	-	-	(12,153)	(6,190)
Purchase of property and equipment	(11,845)	(7,073)	(22,346)	(13,768)
Proceeds from disposal of property and equipment	2	74	8	3,282
Investing activities	(11,843)	(6,999)	(34,491)	(16,676)
Financing Activities				
Change in bank advances and short-term notes	(9,790)	(74)	(577)	4,966
Net repayments under unit purchase loan plan	1,195	504	1,319	823
Increase in long-term debt	41,473	20,200	71,934	43,525
Repayment of long-term debt	(44,399)	(18,092)	(44,437)	(18,193)
Distributions (Note 10)	(15,481)	(15,481)	(34,348)	(36,767)
Financing activities	(27,002)	(12,943)	(6,109)	(5,646)
NET CHANGE IN CASH	$ 4,425	$ (330)	$ 3,815	$ (503)
Cash, beginning of period	25,120	21,559	25,730	21,732
CASH, END OF PERIOD	$ 29,545	$ 21,229	$ 29,545	$ 21,229
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,144	$ 3,205	$ 2,756	$ 4,468
Income taxes	$ 2,759	$ 3,382	$ 3,723	$ 4,397

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS ($ IN THOUSANDS)

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2008 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Adopted in 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009, the Company adopted the requirements of EIC Abstract 173 Credit Risk and the Fair Value of Financial Assets and Liabilities. This Abstract requires entities to consider its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this Abstract has had no material impact on the Company's results or financial position.

Adopted in 2008

Goodwill and Intangible Assets

Effective February 1, 2008, the Company adopted the requirements of the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) Section 3064, Goodwill and Intangible Assets. The Company was not required to adopt this new standard until the first quarter commencing February 1, 2009. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

Inventories

Effective February 1, 2008 the Company adopted CICA Section 3031 Inventories. This change in accounting policy was implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. The transitional adjustments resulting from the implementation of Section 3031 were recognized in the 2008 opening balance of retained earnings. The Company recorded a decrease in opening inventories of $221, an increase in opening future income tax assets of $102, and a decrease to opening retained earnings of $119.

3. Inventories

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended July 31, 2009 is $260,220 (July 31, 2008 - $242,109) of inventories recognized as an expense. For the six months ended July 31, 2009, $509,010 (six months ended July 31, 2008 - $488,394) of inventories is recognized as an expense, which includes $302 (July 31, 2008 - $345) for the write-down of inventories as a result of net realizable value being lower than cost. For the six months ended July 31, 2009, $637 (July 31, 2008 - $659) was included for the write-down of inventories as a result of net realizable value being below cost. There was no reversal of inventories written-down previously that are no longer estimated to sell below cost during the periods ending July 31, 2009 or 2008.

4. Bank Advances

International Operations have available demand, revolving loan facilities of US$15,000 secured by a floating charge against certain accounts receivable and inventories of the International Operations. At July 31, 2009, the International Operations had drawn US$4,346 (July 31, 2008 - US$9,246) on the facility.

5. Long-term Debt

	July 31 2009	July 31 2008	January 31 2009
Senior notes [1]	$ 74,567	$ 40,214	$ 48,411
Revolving loan facilities [2]	79,059	85,578	90,031
Non-revolving loan facilities [3]	56,108	53,336	64,293
Notes payable [4]	5,857	1,629	1,799
Obligations under capital lease [5]	1,920	2,299	2,518
	217,511	183,056	207,052
Less: Current portion of long-term debt	955	40,961	49,327
	$ 216,556	$ 142,095	$ 157,725

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Long-term Debt (continued)

(1) The Company issued US$70,000 senior notes on June 15, 2009 which mature June 15, 2014 and bear interest at a rate of 6.55%, payable semi-annually. The US$39,000 senior notes which matured on June 15, 2009, bore interest at 5.89%, payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$28,000 (July 31, 2008 - US$9,000) of its senior notes at LIBOR plus a spread. The interest rate swap matures June 15, 2014.

(2) Canadian Operations have available extendible, committed, revolving loan facilities of $140,000 that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances rates plus stamping fees or the Canadian prime rate. At July 31, 2009, the Company has drawn $79,059 (July 31, 2008 - $85,578) on these facilities.

(3) International Operations have available extendible, committed, non-revolving loan facilities of US$52,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees or the US prime rate. At July 31, 2009 the Company had drawn US$52,000 (July 31, 2008 - US$52,000) on these facilities.

(4) The notes payable in the amount of US$1,322 bear an interest rate of US prime plus 1% and have annual principal payments of US$267. The note payable in the amount of US$4,107 bears an interest rate of 5.75% and is repayable in blended principal and interest payments of US$350 annually. The notes payable mature in 2013, 2015 and 2029.

(5) The obligation under capital leases of US$1,779 (July 31, 2008 - US$2,241) is repayable in blended principal and interest payments of US$634 annually.

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are recorded as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 574,347 units (July 31, 2008 - 686,777) of the Fund with a quoted value at July 31, 2009 of $8,989 (July 31, 2008 - $9,542). Loans receivable at July 31, 2009 of $9,977 (July 31, 2008 - $11,519) are recorded as a reduction of equity and mature on January 31, 2011. The maximum value of the loans receivable under the plan is currently limited to $15,000.

7. Accumulated Other Comprehensive Income

	July 31 2009	July 31 2008	January 31 2009
Balance, beginning of period	$ 8,529	$ 2,014	$ 2,014
Other comprehensive income (loss)	(4,519)	582	6,515
Accumulated other comprehensive income, end of period	4,010	2,596	8,529
Retained earnings, end of period	116,129	103,114	110,475
Total accumulated other comprehensive income and retained earnings	$ 120,139	$ 105,710	$ 119,004

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. The US$70,000 of senior notes have been designated as a hedge against the foreign operations.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Security-Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security-based compensation for the Trustee Deferred Unit Plan. The Deferred Unit Plan compensation expense recorded for the three months ended July 31, 2009 is $71 (three months ended July 31, 2008 - $88 recovery) and expense for the six months ended July 31, 2009 is $228 (six months ended July 31, 2008 - $16 expense). The liability for the Deferred Unit Plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at July 31, 2009 is 87,042 (July 31, 2008 - 55,135). There were no deferred units settled in cash during the period.

Long Term Incentive Plans

The Company has Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended July 31, 2009 are $591 (three months ended July 31, 2008 - NIL) and expense for the six months ended July 31, 2009 is $804 (six months ended July 31, 2008 - NIL).

Unit Option Plan

The Company has implemented a Unit Option Plan that provides for the granting of options to certain officers. These unit options have tandem appreciation rights, enabling employees to exercise the option to acquire units or receive a cash payment equal to the excess of the fair market value of the Fund's units over the option price. These unit options are measured using the intrinsic value method, whereby a compensation liability is recorded over the vesting period in the amount by which the quoted market value of the units at the balance sheet date exceeds the exercise price of the unit options. The year-over-year change in the stock-based compensation liability is recognized in net earnings over the vesting period.

Under the terms of this plan, the Company may grant options up to 5% of its' issued and outstanding units. Options are issued at Fair Market Value based on the volume weighted average closing price of the Fund's units for the five trading days preceding the grant date. Unit options granted in 2009 vest on a graduated basis over five years and are exercisable over a period of ten years. On June 26, 2009 the Company granted 274,600 unit options with a weighted average option price of $15.25. The unit option compensation cost recorded for the period ended July 31, 2009 was $3 (July 31, 2008 - NIL).

A summary of the Company's unit option transactions is as follows:

	Number of options	Weighted average option price
Outstanding options, beginning of period	-	-
Granted	274,600	$ 15.25
Exercised	-	-
Forfeited or cancelled	-	-
Outstanding options, end of period	274,600	$ 15.25

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended July 31, 2009 is $650 (three months ended July 31, 2008 - $750) and the six months ended July 31, 2009 is $1,300 (six months ended July 31, 2008 - $1,500). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended July 31, 2009 of US$91 (three months ended July 31, 2008 - US$93) and for the six months ended July 31, 2009 of US$175 (six months ended July 31, 2008 - US$204).

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended July 31, 2009 are $15,481 and six months ended July 31, 2009 $34,348 including a special distribution of $3,386 paid on February 20, 2009 to unitholders of record on December 31, 2008 (three months ended July 31, 2008 - $15,481 and six months ended July 31, 2008 - $36,767 including a special distribution of $5,805 paid on February 22, 2008 to unitholders of record on December 31, 2007).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

11. Segmented Information

The Company operates within the retail industry. The following information is presented for the two business segments:

		Three Months Ended July 31 2009		Three Months Ended July 31 2008		Six Months Ended July 31 2009		Six Months Ended July 31 2008
Sales								
Canada	$	230,773	$	227,087	$	441,917	$	437,618
International		136,696		115,281		271,173		220,208
Total	$	367,469	$	342,358	$	713,090	$	657,826
Net earnings before amortization, interest and income taxes								
Canada	$	24,222	$	22,400	$	43,883	$	42,776
International		10,096		8,242		17,983		13,788
Total	$	34,318	$	30,642	$	61,866	$	56,564
Net earnings before interest and income taxes								
Canada	$	17,559	$	16,405	$	30,773	$	30,735
International		7,977		6,508		13,728		10,311
Total	$	25,536	$	22,913	$	44,501	$	41,046
Total Assets								
Canada	$	420,664	$	383,407	$	420,664	$	383,407
International		189,538		164,238		189,538		164,238
Total	$	610,202	$	547,645	$	610,202	$	547,645

Canadian total assets includes property and equipment of $178,009 (July 31, 2008 - $158,015). International total assets includes property and equipment of $77,100 (July 31, 2008 - $62,008) and goodwill of $28,251 (July 31, 2008 - $24,872).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

13. Business Acquisitions

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

		Sitka April 6, 2009 [1]		Span Alaska Enterprises, Inc. March 3, 2008 [2]
Assets				
Accounts receivable	$	77	$	2,284
Inventories		778		807
Prepaid expenses		-		17
Property and equipment		11,477		104
Other assets		-		32
Goodwill		-		4,176
Total Assets	$	12,332	$	7,420
Liabilities				
Accounts payable and accrued expenses		179		1,230
Total Liabilities	$	179	$	1,230
Cash Consideration	$	12,153	$	6,190

(1) On April 6, 2009, the Company acquired the assets of a privately-owned retail mall and store in Sitka, Alaska, for consideration of $12,153.

(2) On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc. (Span), a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190 in cash consideration plus contingent cash consideration of $1,456 paid during the three months ended October 31, 2008.

The above acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or recognition of other intangible assets.

Goodwill associated with these acquisitions is deductible for tax purposes.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Business Combinations

CICA HB 1582 - Business Combinations together with CICA HB 1601 - Consolidated Financial Statements and CICA HB 1602 - Non - Controlling Interest will be effective for the Company on a prospective basis for business combinations for which the acquisition date is on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

15. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.